SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001 or

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-10962

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CALLAWAY GOLF COMPANY
401(k) RETIREMENT INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CALLAWAY GOLF COMPANY
2180 RUTHERFORD ROAD
CARLSBAD, CA 92008

Independent Auditors’ Report
Statements of Net Assets Available for Benefits
Statements of Changes in Net Assets Available for Benefits
Notes to Financial Statements
Schedule I
SIGNATURE
Exhibit Index
EXHIBIT 23.1
EXHIBIT 23.2

Callaway Golf Company
401(k) Retirement Investment Plan
Index to Report, Financial Statements and Supplemental Schedule
December 31, 2001 and 2000

Independent Auditors’ Report	1
Financial Statements:
Statements of Net Assets Available for Benefits at December 31, 2001 and 2000	2
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2001 and 2000	3
Notes to Financial Statements	4 - 7
Supplemental Schedule:*
Schedule I — Schedule of Assets (Held at End of Year)	8

*	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Independent Auditors’ Report

To the Participants and Administrator of the
Callaway Golf Company 401(k) Retirement Investment Plan

We have audited the accompanying statement of net assets available for benefits of the Callaway Golf Company 401(k) Retirement Investment Plan (the “Plan”), formerly the Callaway Golf Company 401(k) Profit Sharing Plan, as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of the Callaway Golf Company 401(k) Retirement Investment Plan as listed in the accompanying index is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Costa Mesa, California
June 24, 2002

To the Participants and Administrator of
Callaway Golf Company 401(k) Retirement Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Callaway Golf Company 401(k) Retirement Investment Plan (the “Plan”) at December 31, 2000, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

San Diego, California
June 15, 2001

Callaway Golf Company 401(k) Retirement Investment Plan
 Statements of Net Assets Available for Benefits
December 31, 2001 and 2000

	2001	2000

Assets
Investments, at fair value
Mutual funds	$53,438,000	$54,279,000
Callaway Golf Company common stock	21,623,000	23,279,000
Participant loans	5,919,000	5,697,000

	80,980,000	83,255,000
Receivables
Company contributions	2,665,000	3,786,000

Net assets available for benefits	$83,645,000	$87,041,000

The accompanying notes are an integral part of these financial statements.

Callaway Golf Company 401(k) Retirement Investment Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2001 and 2000

	2001	2000

Additions to Net Assets
Investment income
Interest and dividends	$1,592,000	$1,579,000
Net depreciation in fair value of investments	(9,896,000)	(8,559,000)
Participant contributions	6,353,000	6,109,000
Company contributions	7,669,000	8,763,000
Participant rollover contributions	247,000	750,000

Total additions	5,965,000	8,642,000

Deductions from Net Assets
Distributions to participants	(9,361,000)	(8,734,000)

Total deductions	(9,361,000)	(8,734,000)

Decrease in net assets available for benefits	(3,396,000)	(92,000)
Net assets available for benefits at beginning of year	87,041,000	87,133,000

Net assets available for benefits at end of year	$83,645,000	$87,041,000

The accompanying notes are an integral part of these financial statements.

Callaway Golf Company 401(k) Retirement Investment Plan
Notes to Financial Statements
December 31, 2001 and 2000

1.	Description of Plan

General

Effective January 1, 1991, Callaway Golf Company (the “Company”) adopted a voluntary deferred compensation and profit sharing plan, the Callaway Golf Company 401(k) Retirement Investment Plan, as amended, (the “Plan”), to enable eligible employees to make pre-tax savings deferrals and to share in the Company’s earnings, thereby providing employees with an opportunity to accumulate funds for their retirement. Eligible employees who are age eighteen or older may participate in the Plan. Effective July 1, 2001 the name of the plan was changed to the Callaway Golf Company 401(k) Retirement Investment Plan from the Callaway Golf Company 401(k) Profit Sharing Plan.

Currently Wells Fargo Bank serves as the trustee of the Plan. However, effective July 1, 2002, The Vanguard Group (“Vanguard”) will become the trustee and record keeper for the Plan (see Note 8). The Plan is administered by a Plan Committee (the “401(k) Plan Committee”) appointed by the Chief Executive Officer of the Company. The members of the 401(k) Plan Committee are employees of the Company. The 401(k) Plan Committee has the responsibility for the general administration and operation of the Plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Contributions

Participants can elect to defer on a pre-tax basis from 1% to 15% of their compensation, subject to the maximum permitted under the Internal Revenue Code (“IRC”). Participants also may contribute amounts representing distributions (or “rollovers”) from other qualified plans. During 2001 and 2000, subject to certain contribution limits, the Company made matching contributions each pay period equal to 100% of the deferral rate elected by participants for deferral rates up to 6% of annual compensation. Employees are eligible to receive matching contributions after having been employed for at least six months and having accrued 500 hours of service.

The Company also may make discretionary profit sharing contributions. During 2001 and 2000, the profit sharing contributions authorized by the Company’s Board of Directors and accrued by the Plan were $2,665,000 and $3,786,000, respectively. These profit sharing contributions were received by the Plan in February 2002 and 2001, respectively. Plan participants do not accrue earnings on contributions until such contributions are received by the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and an allocation of: (a) the Company’s matching and profit sharing contribution and (b) Plan earnings. Only participants who are actively employed on the last day of the Plan year and have completed more than 500 hours of service during the year will be allocated profit sharing contributions. Allocations of the Company’s profit sharing contributions are based on each participant’s eligible compensation in relation to total compensation of all Plan participants. Plan forfeitures totaled $112,000 and $350,000 for the years ended December 31, 2001 and 2000, respectively.

Vesting

Participants are fully vested in their pre-tax contributions and vest in Company matching and profit sharing contributions at a rate of 25% per year, becoming fully vested after the completion of four years of service.

Distributions

Distributions to participants are payable when a participant retires, or is terminated and requests distribution of the vested value of his or her account. If the vested value of the participant’s account exceeds $5,000 at termination of employment, the participant is allowed to leave his or her account balance in the Plan. The amount left on deposit and the interest earned thereon are not forfeitable. If the vested balance of the participant’s account is less than $5,000 at termination of employment, the participant’s vested balance is distributed to the participant.

Investment Options

Upon enrollment in the Plan, a participant may direct contributions to any of the following investment options:

•	Wells Fargo Money Market Fund - Invests primarily in U.S. Government and corporate debt securities with an average maturity of 30 to 45 days.

•	Wells Fargo S&P 500 Stock Fund - Seeks to provide total returns comparable to the returns of the S&P 500 Stock Index by investing in the same stocks and in substantially the same percentages as the S&P 500 Index.

•	Wells Fargo Managed Investment Fund - Seeks a high level of total return consistent with reasonable risk by shifting investments among common stocks, bond and money market instruments.

•	T. Rowe Price Science and Technology Fund - Seeks long-term growth of capital by investing primarily in companies which are expected to benefit from the development, advancement, and use of science and technology.

•	Janus Flexible Income Fund - Invests in various types of income-producing securities. Effective March 31, 2001, this investment was no longer available to participants.

•	Strong Government Securities Fund - Invests in fixed income securities issued or guaranteed by the U.S. Government and its agencies or instrumentalities and in investment-grade corporate securities.

•	Templeton Foreign Fund - Invests in stocks and debt obligations of companies and governments outside of the United States.

•	Dreyfus Founders Discovery Fund - Seeks capital appreciation by investing primarily in equities of small, rapidly growing U.S. companies.

•	American Century Equity Growth Advisor Fund - Seeks capital appreciation by investing in common stocks of large publicly traded companies in the United States. This fund became available to participants as of October 2000.

•	PIMCO Total Return Fund - Seeks total return by investing in corporate bonds, U.S. government securities, mortgage-backed securities, and money market instruments with an average duration between three and six years. This fund became available to participants as of January 2001.

•	INVESCO Technology Fund - Seeks capital appreciation by investing in equity securities of companies engaged in technology-related fields. This fund became available to participants as of January 2001.

•	Callaway Golf Common Stock Fund - Invests in the common stock of the Company. Included in the Callaway Golf Common Stock Fund are funds held in a money market account that are used to purchase or redeem shares of the Company’s common stock.

Effective July 1, 2002, the plan assets will be transferred to The Vanguard Group (see note 8). Investments in the aforementioned funds will be mapped to similar investment options in Vanguard’s portfolio. Additionally, investments in the T. Rowe Price Science and Technology Fund and the INVESCO Technology Fund will be transferred to a similar technology-related fund. This Vanguard technology-related fund, however, will not be open for future contributions.

Plan Administrative Expenses

Plan administrative expenses are paid by the Company or by non-participant plan assets.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting.

Investment Valuation

Investments are recorded at fair market value. Fair market value has been determined for mutual funds and Callaway Golf common stock using quoted market prices. Participant loans are stated at amortized cost which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis.

The Plan presents the net appreciation or depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Contributions

Participant contributions and Company matching contributions are recorded in the period during which the Company makes payroll deductions from the participants’ earnings. Company profit sharing contributions are recorded by the Plan when and if approved by the Company’s Board of Directors.

Distributions to Participants

Distributions to participants are recorded when paid.

3.	Investment Activity

Individual investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31,

	2001	2000

Callaway Golf Company Common Stock Fund	$21,623,000	$23,279,000
Wells Fargo Money Market Fund	14,237,000	7,443,000
T. Rowe Price Science & Technology Fund	12,762,000	18,642,000
Wells Fargo S&P 500 Stock Fund	10,692,000	10,404,000
Wells Fargo Equity Value Fund	—	5,106,000
Participant Loans	5,919,000	5,697,000

	$65,233,000	$70,571,000

During 2001, the Plan’s investments (including realized and unrealized gains and losses) depreciated in value by $9,896,000 as follows:

Mutual Funds	$(1,452,000)
Common Stock	(8,575,000)
Corporate Bond	130,000
U.S. Government Securities	1,000

$(9,896,000)

4.	Participant Loans

Participants may borrow up to 50% of their vested account balance in loan amounts ranging from a minimum of $1,000 to a maximum of $50,000. Such loans must be repaid within 5 years or, if used to purchase a principal residence, 15 years. The loans are secured by the balances in the participants’ accounts, and bear interest equal to the current prime rate at the inception of the loan. The prime rate was 4.75% at December 31, 2001 and 9.50% at December 31, 2000.

5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is terminated, participants will become fully vested in their accounts.

6.	Income Taxes

The Internal Revenue Service has determined, and informed the Company by a letter dated May 23, 1995, that the Plan and related trust are designed in accordance with the applicable sections of the IRC. The Plan has been amended since such determination; however, the Plan’s administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes has been reported in the accompanying financial statements. The Plan was amended and restated in November 2001 to incorporate all required amendments under the General Agreement on Tariffs and Trade (“GATT”), the Uruguay Round Agreements Act, the Uniformed Services Employment and Reemployment Rights Act of 1994, the Small Business Job Protection Act of 1996, the Taxpayer Relief Act of 1997, the Internal Revenue Service Restructuring and Reform Act of 1998 and the Community Renewal Tax Relief Act of 2000 (collectively known as “GUST”) and the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”). A determination letter application was filed with the Internal Revenue Service in February 2002.

7.	Reconciliation to Form 5500

Net assets available for benefits per the accrual basis financial statements and the cash basis Form 5500 differ by $2,665,000 and $3,786,000 at December 31, 2001 and 2000, respectively. These differences are due to the following accrual adjustments reflected in the financial statements:

	2001	2000

Company contributions receivable	$2,665,000	$3,786,000
Net assets available for benefits per the Form 5500	80,980,000	83,255,000

Net assets available for benefits per the financial statements	$83,645,000	$87,041,000

8.	Subsequent Events

On May 6, 2002, the Company’s Board of Directors approved a change in trustee of the Plan from Wells Fargo Bank to The Vanguard Group effective July 1, 2002 (see Note 1).

Schedule I

Callaway Golf Company 401(k) Retirement Investment Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2001

Identity of Issuer,
Borrower, Lessor		Current
or Similar Party	Description of Investment	Value

	Mutual Funds
Wells Fargo*	Money Market Fund**	$14,237,000
Wells Fargo*	S&P 500 Stock Fund**	10,692,000
Wells Fargo*	Managed Investment Fund	933,000
T. Rowe Price	Science and Technology Fund**	12,762,000
Strong	Government Securities Fund	3,751,000
Templeton	Foreign Fund	3,422,000
Dreyfus	Founders Discovery Fund	3,153,000
American Century	Equity Growth Advisor Fund	1,766,000
PIMCO	Total Return Fund	1,757,000
INVESCO	Technology Fund	965,000

		53,438,000
Callaway Golf Company*	Common Stock**	21,623,000
***Participant loans**		5,919,000

		$80,980,000

*	Represents a party-in-interest.

**	Investment represents 5% or more of the Plan’s net assets available for benefits at December 31, 2001.

***	Interest rates range from 5.00% to 9.50%.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee of the Callaway Golf Company 401(k) Retirement Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PLAN COMMITTEE OF THE CALLAWAY GOLF COMPANY 401(k) RETIREMENT INVESTMENT PLAN

Date: June 26, 2002	By:	/s/ BRADLEY J. HOLIDAY

BRADLEY J. HOLIDAY Member of the Plan Committee and Executive Vice President and Chief Financial Officer of Callaway Golf Company

Exhibit Index

Exhibit No.	Description

23.1	Consent of KPMG LLP
23.2	Consent of PricewaterhouseCoopers LLP